LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

May 28, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Dear Mr. Morris:

Re: Request for Acceleration Registration Statement on Form S-1 (File No. 333-252795)

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Thursday, June 3, 2021 at 3:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LIMITLESS PROJECTS INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President